SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 000-51035

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UAP Retirement Income Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UAP Holding Corp., 7251 W. 4th Street, Greeley, Colorado 80634

UAP Retirement Income Savings Plan

Financial Statements as of December 31, 2005, and 2004 and for the Year Ended December 31, 2005, and Supplemental Schedule for the Year Ended December 31, 2005, and Report of Independent Registered Public Accounting Firm

UAP RETIREMENT INCOME SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP 555 Seventeenth Street Suite 3600 Denver, CO 80202 USA Tel: (303) 292-5400 Fax: (303) 312-4000 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

UAP Retirement Income Savings Plan

Greeley, Colorado

We have audited the accompanying statements of net assets available for benefits of the UAP Retirement Income Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 23, 2006

Member of Deloitte Touche Tohmatsu

UAP RETIREMENT INCOME SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005, and 2004

	2005	2004
PARTICIPANT-DIRECTED INVESTMENTS AT FAIR VALUE:
Money Market Fund - Fidelity U.S. Government Reserves	$28,703,454	$29,946,616
Mutual Funds	100,446,872	84,906,037
UAP Holding Corp. Common Stock	309,914	—
Participant Loans	2,208,326	2,178,963

Total investments	131,668,566	117,031,616

RECEIVABLES - EMPLOYER CONTRIBUTIONS	3,480,561	4,921,945

NET ASSETS AVAILABLE FOR BENEFITS	$135,149,127	$121,953,561

See notes to financial statements.

UAP RETIREMENT INCOME SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

CONTRIBUTIONS:
Participant contributions	$9,432,657
Employer contributions	8,045,040
Rollover contributions	541,008

Total contributions	18,018,705

INVESTMENT INCOME:
Net appreciation in fair value of investments	2,175,142
Interest and dividends	4,865,931

Net investment income	7,041,073

DEDUCTIONS:
Benefits paid to participants	11,834,396
Administrative expenses	29,816
Total deductions	11,864,212

INCREASE IN NET ASSETS	13,195,566

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	121,953,561

End of year	$135,149,127

See notes to financial statements.

UAP RETIREMENT INCOME SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2005, AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of the UAP Retirement Income Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all eligible employees of United Agri Products, Inc. (the “Company”). The Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 66 2/3 percent of the first six percent of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s board of directors. Discretionary contributions were made for the year ended December 31, 2005. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. In July 2005, the board of directors of the Company approved the addition of common stock of UAP Holding Corp. as an investment option to the Plan. Effective August 2005, the Plan added common stock of UAP Holding Corp. as an investment option.

Vesting—Participants are vested immediately in their contributions plus actual earnings less actual losses thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Loans—Participants may borrow from their fund accounts. The maximum permissible loan is a lesser of 50% of the vested account balance or $50,000 minus the highest total amount of outstanding loan balance in the previous 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, investment contracts, and UAP Holding Corp.’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Shares of UAP Holding Corp. common stock are valued at the last quoted market price as of December 31, 2005. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan may be paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Forfeited Accounts—At December 31, 2005, and 2004, forfeited non-vested accounts totaled $295,063 and $40,796, respectively. These accounts will be used to reduce administrative costs and to offset future employer contributions. During the year ended December 31, 2005, $18,228 of administrative costs was paid from forfeited non-vested accounts.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The fair values of investments at December 31, 2005, and 2004, are presented in the following table:

	2005	2004
Investments—at fair value as determined by quoted market price:
Money Market Fund - Fidelity U.S. Government Reserves	$28,703,454	$29,946,616
Mutual Funds	100,446,872	84,906,037
UAP Holding Corp. Common Stock	309,914	—
Participant Loans	2,208,326	2,178,963

Total investments	$131,668,566	$117,031,616

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Plan’s investment appreciation
Mutual Funds	$2,127,040
UAP Holding Corp. Common Stock	48,102

Total plan’s investment appreciation	$2,175,142

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2005, and 2004, are as follows:

	2005	2004
Allianz NFJ Small-Cap Value Fund	$12,722,932	$10,022,686
Fidelity Equity-Income Fund	10,175,913	8,917,348
Fidelity Investment Grade Bond Fund	7,942,594	7,441,782
Fidelity U.S. Government Reserves	28,703,454	29,946,616
Fidelity Blue Chip Growth Fund	14,129,401	14,055,360
Fidelity Diversified International Fund	9,856,900	6,533,689
Fidelity Short-Term Bond Fund	11,474,278	10,481,035
Spartan US Equity Index	15,065,479	14,341,542

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005, the Plan held 15,175 shares of common stock of UAP Holding Corp., the sponsoring employer, with a cost basis of $279,644. During the year ended December 31, 2005, the Plan recorded dividend income of $3,460.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS – IRS filing in process

The Plan does not have a determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan is to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500. The following reconciliation is necessary as contributions are recorded on the accrual basis for financial statement purposes and on a cash basis per Form 5500 as of December 31, 2005, and 2004.

	2005	2004
Net assets available for benefits per the financial statements	$135,149,127	$121,953,561
Less: Employer contribution receivable	(3,480,561)	(4,921,945)
Less: Delinquent loans deemed distributions	(32,149)	(24,805)

Net assets available for benefits per the Form 5500	$131,636,417	$117,006,811

The following is a reconciliation of total contributions per the financial statements to the Form 5500 for the year ended December 31, 2005.

Total contributions per the financial statements	$18,018,705
Less: Employer contribution receivable for the year ended December 31, 2005	(3,480,561)
Add: Employer contribution receivable for the year ended December 31, 2004	4,921,945

Total contributions per the Form 5500	$19,460,089

The following is a reconciliation of the participant loans per the financial statements to the Form 5500 as of December 31, 2005. The reconciliation is necessary, because delinquent loans are deemed distributions on the Form 5500 but not in the financial statements.

	2005	2004
Participant loans per the financial statements	$2,208,326	$2,178,963
Less: Delinquent loans deemed distributions	(32,149)	(24,805)

Participant loans per the Form 5500	$2,176,177	$2,154,158

The following is a reconciliation of distributions to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2005.

Distributions to plan participants per the financial statements	$11,834,396
Add: Delinquent loans deemed distributions for the year ended December 31, 2005	32,149
Less: Delinquent loans deemed distributions for the year ended December 31, 2004	(24,805)

Distributions to plan participants per Form 5500	$11,841,740

*******

SUPPLEMENTAL SCHEDULE

UAP RETIREMENT INCOME SAVINGS PLAN

FORM 5500, SCHEDULE H, Part IV, Line 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

Identity of Issue, Borrower, Lesser, or Similar Party	Number of Shares	Current Value
Managers Special Equity	52,897	$4,589,837
PIMCO High Yield Administrative Class	188,485	1,832,071
Allianz NFJ Small Cap Value	439,935	12,722,932
* Fidelity Equity-Income Fund	192,799	10,175,913
* Fidelity Investment Grade Bond	1,077,693	7,942,594
* Fidelity Blue Chip Growth	327,373	14,129,401
* Fidelity Diversified International	302,916	9,856,900
* Fidelity Freedom Income	15,819	179,864
* Fidelity Freedom 2000	3,367	41,106
* Fidelity Freedom 2010	116,378	1,635,104
* Fidelity Freedom 2020	238,479	3,508,020
* Fidelity Freedom 2030	133,764	2,009,129
* Fidelity Short Term Bond	1,295,065	11,474,278
* Spartan US Equity Index	341,157	15,065,479
* Fidelity Freedom 2040	146,075	1,289,846
* Fidelity Freedom 2005	4,372	48,620
* Fideltiy Freedom 2015	126,746	1,463,919
* Fidelity Freedom 2025	127,165	1,520,891
* Fidelity Freedom 2035	78,575	960,969

Total mutual funds		100,446,872

* Fidelity U.S. Government Reserves	28,703,454	28,703,454
* UAP Holding Corp. Common Stock	15,175	309,914
* Participant loans		2,208,326

Total investments		$131,668,566

*	Denotes party-in-interest (Note 4)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UAP Retirement Income Savings Plan

Date: June 27, 2006	/s/ David W. Bullock
David W. Bullock
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm